October 10, 2017

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SailPoint Technologies Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 15, 2017
CIK No. 0001627857

Ladies and Gentlemen:

Set forth below are the responses of SailPoint Technologies Holdings, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 3, 2017, with respect to Amendment No. 1 to Draft Registration Statement on Form S-1, CIK No. 0001627857, submitted to the Commission on September 15, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting a third confidential filing of the Registration Statement on Form S-1 (“Confidential Filing No. 3”) via EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Confidential Filing No. 3 marked to show all revisions made since the second confidential submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Confidential Filing No. 3 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Confidential Filing No. 3.

Key Metrics, page 14

1.	We have considered your response to prior comment 5 and your revised disclosure. Your basis for the adjustments relating to cash paid for interest and sponsor-related costs is not clear. Item 10(e)(1)(ii)(A) of Regulation S-K states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner.

RESPONSE:

In response to the Staff’s comments, the Registration Statement has been revised to remove the presentation of unlevered free cash flow. In particular, references to unlevered free cash flow have been removed from pages 2, 14, 15, 59, 61, 63, 64, 77 and 89.

Securities and Exchange Commission

October 10, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 67

2.	We note your response to prior comment 11 where you indicate that no individual foreign country accounts for a significant portion of your revenue. Please tell us whether any foreign region is significant and if so, revise to disclose revenue by geographic region. In this regard, we note that your management team includes a General Manager, EMEA, which suggests that this may be a meaningful geographic region.

RESPONSE:

We consider EMEA (Europe, the Middle East and Africa) to be a significant foreign region and have revised pages 69 and 72 as requested, as well as page F-27, to disclose revenue by the following geographic regions: United States, EMEA and the rest of the world.

3.	We have reviewed your response to prior comment 12 where you indicate that “providing additional information related to the increased license sales to existing customers, increased renewals and new cloud-based offerings would not provide meaningful clarity to changes in revenue and could potentially be misleading.” Please explain the basis for this statement since you present those categories without quantification as the causes for increased revenues. Please quantify for us the portions of revenue increases attributed to new customers compared to existing customers.

RESPONSE:

We have revised the disclosure on pages 68 and 72 to quantify the primary drivers of revenue increases to provide investors a better understanding of our historical results of operations.

Audited Consolidated Financial Statements as of December 31, 2016 and for the years ended December 31, 2015 and 2016

Notes to Consolidated Financial Statements

Note 6. Intangible Assets, page F-38

4.	We note your response to prior comment 20. Please address each of the criteria in ASC 350-30-35-3 in determining a 15-year useful life for customer lists.

RESPONSE:

In evaluating the estimated useful life of the customer list, in conjunction with guidance from valuation experts, we considered the guidance in Accounting Standards Codification (“ASC”) 350-30-35-3, which states the estimate of the useful life of an intangible asset to an entity should be based on an analysis of all pertinent factors, particularly the following:

a.	The expected use of the asset by the entity. We concluded, based on less than a 5% historical attrition rate of our customers, that our customer list as of the acquisition date will continue to be used by the Company for the foreseeable future. Subsequent to the date the customer list was acquired, we continue to experience an IdentityIQ maintenance renewal rate in excess of 95%, as disclosed on page 63. Although our SecurityIQ solution is also licensed and subject to maintenance and support agreements, the IdentityIQ maintenance renewal rate is indicative of the expected useful life of the customer list asset because this list does not include SecurityIQ customers. We note that the customer list was acquired in September 2014 prior to our acquisition of the SecurityIQ technology in July 2015.

Securities and Exchange Commission

October 10, 2017

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate. In this regard, for the Staff’s convenience, we note our disclosure in Note 3 to our unaudited consolidated financial statements and in Note 6 to our audited consolidated financial statements of the estimated useful lives of the related assets, which range from 4.4 to 17 years. In the specific acquisition giving rise to the customer list asset, acquired developed technology was assigned a 12-year useful life and acquired trade names and trademarks were assigned a 17-year useful life. Our technology is considered a key infrastructure investment by our customer base and is expected to serve the long-term strategic objective of enterprise identity governance. Thus, the useful life of the customer list is considered related to a combination of the useful life of the underlying technology assets, the continued investment the Company will make in advancing such technology to retain the customers on the list (as discussed in (f) below) and the useful life of the trade names and trademarks associated with our products.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life. Consistent with our historical experience in renewing or extending similar arrangements with our own customers, we concluded that there are not currently any significant legal, regulatory or contractual provisions that serve to limit the lives of the customer list intangible asset beyond the estimated useful life assigned.

d.	The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. Consistent with our historical experience in renewing or extending similar arrangements with our own customers, we have experienced, and continue to experience, a very high IdentityIQ retention rate of approximately 95% as noted on page 63. Our technology is considered a key infrastructure investment by our customer base, and is expected to serve the long-term strategic objective of enterprise identity governance. As such, we have concluded that our customer relationships are unlikely to dispel before 15 years.

e.

The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment and expected changes in distribution channels). As technology changes, we expect to continue advancement of our technology to retain the customers on the customer list by continuing to invest in the research and development of our current products and pioneering new products and features to continue to meet the identity governance needs of these and our other customers. Although there can be effects of obsolescence, demand changes, competition and other economic factors, current trends validate our expectations that our customer relationships will continue to provide value through the estimated useful life assigned. Specifically, we monitor our maintenance renewal rates and continue to experience an IdentityIQ customer attrition rate of less than 5%, as noted on page 63. We also monitor industry trends and view the Company’s continuing

Securities and Exchange Commission

October 10, 2017

position as a leader in the industry (as defined by respected industry analysts such as Gartner) as evidence that our customer relationships are not negatively influenced by outside economic factors in our industry. Our technology is considered a key infrastructure investment by our customer base and is expected to serve the long-term strategic objective of enterprise identity governance.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset. We considered the level of ongoing operational support for our existing customer base and expect expenditures to be incurred in the future to maintain customer relationships and have factored such expectations into the respective cash flow models utilized to value the customer relationship assets. Such expectations considered historical spending as our actual and forecasted strategic spending plans inclusive of increases in expenditures required to maintain our customer base. Increases in spending to maintain our customer base are expected to come in the form of cost of revenues, as our customer support teams grow to support maintaining the expanding customer base; research and development expenses, as we invest in keeping our technology competitive in our industry; and sales and marketing expenses as we continue to position our products and keep customers informed.

In conclusion, after evaluating each criteria in ASC 350-30-25-3, and evaluating our customer list asset and its estimated useful life using a multi-period excess earnings method or “discounted cash flow model” (which we have determined is the most appropriate valuation methodology to apply because there are specific earnings streams that can be associated with customer relationships), we have determined that a 15-year useful life was reasonable.

Note 10. Redeemable Convertible Preferred Stock, page F-41

5.	We note your response to prior comment 21. Considering that dividends on the preferred stock are cumulative and payable upon conversion or redemption of the preferred stock upon the occurrence of the IPO it is not clear why the carrying amount of the preferred stock has not been increased to reflect the accretion of such dividends. Please cite the authoritative accounting guidance you are relying upon to support that the events above are not probable of occurring. Also, provide us with an analysis of how a pro forma financial presentation will reflect the occurrence of redemption and/or conversion of the preferred stock, including accrued dividends, in connection with the IPO. In this regard it appears pro forma presentation pursuant to Rule 11-08(a)(8) of Reg. S-X may be required to reflect the redemption and/or conversion. Please advise or revise.

RESPONSE:

In determining that the carrying amount of the preferred stock should not be increased to reflect the accretion of dividends, we have relied upon ASC 450-20-25, which provides guidance on the required criteria and timing for recording loss contingencies.

ASC 450-20-25-1 provides that “When a loss contingency exists, the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. As indicated in the definition of contingency, the term loss is used for convenience to include many charges against income that are commonly referred to as expenses and others that are commonly referred to as losses. The Contingencies Topic uses the terms probable, reasonably possible, and remote to identify three areas within that range.”

Securities and Exchange Commission

October 10, 2017

ASC 450-20-25-2 further provides that “An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.	Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated.”

According to ASC 450-20-20, “probable” means that “the future event or events are likely to occur.”

As further explained in the following paragraph, based on the above guidance, we have determined that the payment of dividends on the preferred stock due to a conversion or redemption of the preferred stock upon the occurrence of an IPO is not probable because at date of the financial statements included in the Registration Statement, the successful completion of an IPO is less than 50% and thus, not likely to occur or probable. Pursuant to ASC 450-20-25-2, an estimated loss from a loss contingency shall be accrued only if it is probable that a liability had been incurred at the date of the financial statements.

Successful completion of an IPO is contingent on a variety of factors and considerations that are both within and outside the direct control of the Company. Important items that we considered which are within the control of the Company include the following: management’s assessment of industry market conditions and the performance outlook for the business at the time a final decision to proceed with an IPO might be made and approval by our board of directors to proceed with an IPO. Important items we considered which are outside the control of the Company include the following: public market conditions, such as the performance of our competitors and our industry in general in the public markets as well industry outlook, formal public market pricing conversations with our investment banking syndicate regarding the likely public offering price and whether such price would be satisfactory to our board of directors and principal stockholder, and a final decision by our investment banking syndicate to proceed with an underwritten offering. Upon consideration of all the facts and circumstances present at each of the balance sheets dates presented, we deem the likelihood of the successful completion of an IPO to be less than 50% and therefore not probable.

In addition, we confirm that the pro forma financial presentation on pages F-20 and F-51 will fully reflect the conversion of the preferred stock. In connection with the IPO, each outstanding share of preferred stock will be automatically converted into a number of common stock equal to (x) the liquidation value of such share of preferred stock (plus accumulated undeclared and unpaid dividends thereon) divided by (y) the per share price at which the common stock is being offered to the public pursuant to the IPO. The “weighted-average pro forma adjustment to reflect assumed conversion of redeemable convertible stock” lines on pages F-20 and F-51 will be calculated after taking into account each such element, which includes accumulated undeclared and unpaid dividends. We also note that the pro forma net loss per share attributable to common stockholders and the pro forma weighted-average number of common shares used in computing net loss per share attributable to common stockholders disclosed on pages 13 and 56 will also reflect the conversion of the preferred stock (which takes into account accumulated undeclared and unpaid dividends).

Securities and Exchange Commission

October 10, 2017

Liquidation, page F-41

6.	We note your disclosure indicating that upon liquidation, the holders of the preferred stock shall be entitled to receive $1,000 in cash for each share plus any accrued but unpaid dividends. Please revise to clarify what is meant by “accrued but unpaid.” In this regard, we note that your historical financial statements do not reflect accrued dividends.

RESPONSE:

We have revised our disclosure as requested to clarify that upon liquidation the holders of the preferred stock shall be entitled to accumulated undeclared and unpaid dividends. Please see pages F-14 and F-41.

Redemption, page F-41

7.	We note from your response to prior comment 21 that your preferred stock is redeemable at the preferred stockholders’ option in connection with an initial public offering with gross proceeds of less than $50 million. Please revise to clarify this fact in your disclosures.

RESPONSE:

On June 27, 2017, we adopted our Second Amended and Restated Certificate of Incorporation (the “new charter”). Among other things, the new charter revised the redemption terms of the preferred stock such that the holders of a majority of the outstanding preferred stock may require that the proceeds from an initial public offering be used to redeem all or any portion of the preferred stock only if the gross proceeds from the initial public offering are less than $50 million. We have revised the disclosure on page F-14 to clarify the redemption terms of our preferred stock.

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Securities and Exchange Commission

October 10, 2017

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Lanchi Huynh of Vinson & Elkins L.L.P. at (214) 220-7882.

Very truly yours,

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Christopher Schmitt
Name:	Christopher Schmitt
Title:	Senior Vice President and General Counsel

Enclosures

cc:	Mark McClain, Chief Executive Officer, SailPoint Technologies Holdings, Inc.

Paul R. Tobias, Vinson & Elkins L.L.P.

J. Wesley Jones, Vinson & Elkins L.L.P.

Lanchi Huynh, Vinson & Elkins L.L.P.

Kenneth J. Gordon, Goodwin Procter LLP

Joseph C. Theis, Goodwin Procter LLP